

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

April 29, 2009

Timothy Borer
Treasurer and Principal Financial Officer
Nedak Ethanol LLC
87590 Hillcrest Road, P.O. Box 391
Atkinson, Nebraska 68713

RE: Nedak Ethanol, LLC
Form 10-KSB for Fiscal Year Ended December 31, 2007
Forms 10-Q & 10-Q/A for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 0-52597

Dear Mr. Borer:

We have reviewed your letter dated April 2, 2009 and have the following comment. Where indicated, we think you should revise your disclosures in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 25

1. On page 46, you indicate that the lender waived compliance of the financial covenants in the master agreement through September 30, 2009. In future filings, please disclose the following:

    - Describe the exact length and terms of the waiver;

- Discuss the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements; and

- For all borrowings which have debt covenants, provide a presentation of the most significant restrictions, required ratios and minimum/maximums, as well as your actual ratios and minimum/maximums as of each reporting period. Your disclosure should include your minimum working capital, certain reserves, minimum tangible net worth, minimum fixed charge coverage ratio and any other important covenants which provide a better understanding of your covenant restrictions.

*   *   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant